Reagan Bosco International Company, Inc.

1800 2nd Street, Suite 603

Sarasota, FL 34236

June 16, 2023

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Mr. Kibum Park
Mr. Jeffrey Gabor

Re:	Reagan Bosco International Company, Inc.
Draft Registration Statement on Form S-1
Submitted May 9, 2023
CIK No. 0001976159

Ladies and Gentlemen:

We are hereby transmitting the response of Reagan Bosco International Company, Inc., a Nevada corporation (the “Company,” “we,” or “our”), to the comment letter we received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on June 5, 2023, regarding the Draft Registration Statement on Form S-1 (the “Draft Registration Statement”), as submitted confidentially to the Commission on May 9, 2023 (the “May 9, 2023 Filing”). An Amendment to the Draft Registration Statement (the “Amended Draft Registration Statement”) is being submitted to the Commission concurrently with this letter.

For your convenience, we have repeated below the comments of the Staff in bold and have followed the Staff’s comments with the Company’s response.

Draft Registration Statement on Form S-1

General

1.	Given the nature of the offering and size of the transaction relative to the number of outstanding shares held by non-affiliates as disclosed in the prospectus, it appears that the transaction may be an indirect primary offering with your selling stockholders acting on your behalf. Please revise your cover page to name your selling stockholders as underwriters. Alternatively, provide us with an analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). Please also revise your prospectus cover page to disclose the date on which the offering will terminate. For guidance, please refer to Item 501(b)(8)(iii) of Regulation S-K.

Response: In response to the Staff’s comment, we updated our disclosure on the cover page to disclose the names of the selling stockholders and to further disclose that the two selling stockholders may be deemed to be underwriters in connection with their sales of our common stock. In addition, we also updated our disclosure on the cover page to include a termination date of no later than 18 months after the date of the audited financial statements.

2.	We note that you are a blank check company. In an appropriate place in your filing, provide details regarding compliance with Rule 419 in connection with any offering of your securities.

Response: In response to the Staff’s comment, we added disclosure regarding our compliance with Rule 419 in connection with the offering throughout the Amended Draft Registration Statement.

Cover Page

3.	It is unclear from your disclosures here and throughout filing if you are delaying the adoption of certain accounting standards until those standards would otherwise apply to private companies. Please revise to provide disclosure about your intent to rely on the extended transition period.

Response: In response to the Staff’s comment, we updated the disclosure on the cover page, on page 3, and in other places throughout the Amended Registration Statement to clearly indicate that we have elected to take advantage of the reduced reporting requirements available to us as an emerging growth company and smaller reporting company.

4.	We note your plan to seek quotation on the OTC Pink Markets. To the extent applicable, provide risk factor disclosure acknowledging that you may not be eligible for such quotation and describe the impact on the liquidity of your shares and the potential impact on investors.

Response: In response to the Staff’s comment, we revised the following risk factor on page 10 of the Amended Draft Registration Statement “THERE CAN BE NO ASSURANCE THAT A MARKET MAKER WILL AGREE TO FILE THE NECESSARY DOCUMENTS WITH THE FINANCIAL INDUSTRY REGULATORY AUTHORITY (“FINRA”) TO ENABLE OUR SHARES TO TRADE, NOR CAN THERE BE ANY ASSURANCE THAT SUCH AN APPLICATION FOR QUOTATION ON OTC PINK MARKET WILL BE APPROVED. CONSEQUENTLY, INVESTORS MAY NOT BE ABLE TO LIQUIDATE THEIR INVESTMENT OR LIQUIDATE IT AT A PRICE THAT REFLECTS THE VALUE OF THE BUSINESS.”

Risk Factors, page 5

5.	Please amend your filing to include risk factor disclosure related to the waiver of corporate opportunities contained in your articles.

Response: In response to the Staff’s comment, we added a risk factor of “OUR ARTICLES OF INCORPORATION PROVIDES THAT WE WAIVE CERTAIN INTEREST OR EXPECTANCY IN CORPORATE OPPORTUNITIES” on page 5 of the Amended Draft Registration Statement.

The company’s sole officer and director many allocate his time to other business activities..., page 6

6.	We note that Mr. Spell, your CEO, CFO, and sole director, owes fiduciary duty to other companies he serves from time to time. Please disclose that Mr. Spell may have conflicts of interest in presenting business opportunities to the company and the other entities to which he owes certain fiduciary or contractual duties.

Response: In response to the Staff’s comment, we have revised the risk factor to disclose that Mr. Spell may have conflicts of interest in presenting business opportunities to the Company and the other entities to which he owes certain fiduciary or contractual duties.

Timothy Spell, one of our stockholders, and sole principal executive officer and . . ., page 8

7.	Please expand your disclosure to include Colin Conway since he owns 100% of shares in Providence Reserve Trust which holds the remaining 50% of the outstanding shares of your company. Please also clarify that Providence Reserve Trust and Timothy Spell will own at a minimum 90% of the outstanding shares of the company after the offering.

Response: In response to the Staff’s comment, we have revised our disclosure on page 8 of the Amended Draft Registration Statement to expand our disclosure to include Colin Conway.

Dilution, page 12

8.	We note your disclosure that there will be no dilution to your existing stockholders. However, given the substantial disparity between the offering price and the price paid by the selling shareholders in this offering, please expand your disclosure to provide all information required under Item 506 of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the “Dilution” section on page 12 of the Amended Draft Registration Statement to provide the information required under Item 506 of Regulation S-K.

Plan of Distribution, page 22

9.	Please disclose how you and the distribution participants, including the selling stockholders, will comply with Regulation M.

Response: In response to the Staff’s comment, we revised our disclosure under the “Plan of Distribution” section on page 22 of the Amended Registration Statement.

Signatures, page II-3

10.	Please include the signature of your controller or principal accounting officer. See Instruction 1 to Signatures in Form S-1.

Response: We respectfully advise the Staff that Mr. Timothy Spell is our president, secretary, chief executive officer, chief financial officer, and sole director. We don’t have any other controller or principal accounting officer.

Exhibits

11.	Please ensure each exhibit is in the proper text-searchable format. See Rules 301 and 304 of Regulation S-T.

Response: In response to the Staff’s comment, we made our exhibits in searchable formats.

We thank the Staff in advance for its review of our Amended Draft Registration Statement. We respectfully request that you provide us with any additional comments on or before June 26, 2023. Should you have any questions or concerns, please kindly contact our counsel Stephen Weiss, Esq. by telephone at (917) 797-0015 of Michelman & Robinson, LLP.

Sincerely,

/s/ Timothy Spell
Timothy Spell
Chief Executive Officer
Reagan Bosco International Company, Inc.